March 11, 2010

Board of Directors
Boomerang Systems, Inc.
355 Madison Avenue
Morristown, NJ 07960

Dear Board of Boomerang Systems, Inc.:

I hereby resign my position as Vice President of Boomerang Systems, Inc.  effective immediately.  I look forward to serving the company in the future as a consultant on an as requested basis as referenced in the letter from Joseph Bellantoni on 2/19/10.

Thanks very much,
By: /s/ Amichaim Abramson